EXHIBIT 99.27

Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2018 (the “Form 40-F”) of Alio Gold Inc., I, Jorge Lozano, BSc, a certified member of the Mining and Metallurgical Society of America, and a Qualified Person under NI 43-101, hereby consent to the use of my name in connection with the review and approval of technical information disclosed in the Annual Report regarding the San Francisco Project.

“Jorge Lozano”
Signature of Qualified Person

Jorge Lozano, BSc
Name of Qualified Person

San Francisco Mine Manager

Alio Gold Inc.
Title of Qualified Person

March 19, 2019